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Exhibit 99.2

FOR IMMEDIATE RELEASE

May 22, 2001

                  NDC AUTOMATION, INC. APPOINTS NEW CHAIRMAN

     Charlotte, NC, May 22, 2001, NDC Automation, Inc. (OTC Bulletin Board "AGVS.OB"), www.ndca.com, announces the appointment of D. Bruce Wise as Chairman
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of the Board  of Directors of NDC Automation, Inc.

Mr. Wise is the Chief Executive Officer of Integrated Technologies Group, Ltd. ("ITG"). Mr. Wise entered the material handling industry in 1978 and held various executive positions before joining ITG in 1994. He is the immediate past executive Chairman, Material Handling Industry, past Chairman, Material Handling Industry of America and roundtable of Industry leaders, and past Chairman, Material Handling Institute. In addition, he is on the board of the Material Handling Education Foundation, and serves on the Editorial Advisory Board of Modern Materials Handling magazine.

Upon his appointment Mr. Wise stated " I look forward to working with NDCA as they move forward with growth and superior technology plans. The material handling industry is one of the fastest growing groups in our economy and AGV systems play a key role in dramatic productivity gains."

     NDC Automation, Inc. provides an integrated package of controls technology and related products for creating and servicing Automatic Guided Vehicle Systems
(AGVS). Additionally, NDCA provides turnkey AGVS solutions to end-users and to system integrators. NDC's controls, hardware and software, are designed for optimal flexibility and accuracy and are well suited for a broad range of vehicle types.

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For further information contact:
Claude Imbleau, President and CEO
704/362-1115

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